September 13, 2011



Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                  Re: Guggenheim Defined Portfolios, Series 817
              Guggenheim Bulletshares 2011-2017 Corporate Bond ETF
                      Ladder Allocation Portfolio, Series 2
                               File No. 333-175817
                               -------------------

 Dear Mr. Bartz:

         This letter is in response to the questions and comments that you raised during our telephone conversation on August 25, 2011 regarding the registration statement on Form S-6 for the Guggenheim Defined Portfolios, Series 817, filed with the Securities and Exchange Commission (the "Commission") on July 27, 2011. The registration statement offers the Guggenheim Bulletshares 2011-2017 Corporate Bond ETF Ladder Allocation Portfolio, Series 2 (the "Trust"). This letter serves to respond to your comments.

Comment 1

         Please change the name of the Trust to indicate that the Trust is a unit investment trust that holds exchange-traded funds ("ETFs") and not itself an ETF.

Response to Comment 1

         The Trust's name has been changed to the following, as reflected in Amendment No. 1 to the Registration Statement, filed today on Form S-6:

         Guggenheim Bulletshares 2011-2017 Corporate Bond Ladder Portfolio of ETFs, Series 2

Comment 2

         Under the heading "Principal Investment Strategy," please describe the ETFs held by the Trust as ones that invest substantially all of their assets in investment-grade corporate bonds.

Response to Comment 2

         The Prospectus has been revised to include this disclosure.

         Please call me at (312) 845-3418 if you have any questions or issues you would like to discuss regarding these matters.


                                                     Sincerely yours,

                                                     CHAPMAN AND CUTLER LLP


                                                     By: /s/ Mark Czarniecki
                                                          Mark Czarniecki